UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

Five Star Bancorp

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

33830T 103

(CUSIP Number)

Larry E. Allbaugh

555 Capitol Mall, Suite 900

Sacramento, CA 95814
(916) 379-3800

Copy to:

Ron Wargo
FRIEDEMANN | GOLDBERG | WARGO | HESS LLP
420 Aviation Blvd., Suite 201
Santa Rosa, CA 95403
(707) 543-4951

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33830T 103		Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS Larry Eugene Allbaugh
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,642,780 (1)
	8	SHARED VOTING POWER 1,360,696 (2)
	9	SOLE DISPOSITIVE POWER 1,642,780 (1)
	10	SHARED DISPOSITIVE POWER 1,360,696 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,476 (1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (3)
14		TYPE OF REPORTING PERSON (See Instructions) IN

_______________________

(1)	Consists of Shares (as defined below) held by the following four trusts, of which the Reporting Person is the sole trustee, but not the beneficiary, and has sole power to vote or direct the vote, as well as sole power to dispose or to direct the disposition of, the Shares held by these trusts, and of which the Reporting Person disclaims beneficial ownership of the Shares held by these trusts disclosed under this Schedule 13D, and as described under Item 5: (i) 410,695 Shares held by the QSST Subtrust of the Kathryn Oates-Fairrington Irrevocable Trust, dated December 16, 2009, (ii) 410,695 Shares held by the QSST Subtrust of the Philip D. Oates Irrevocable Trust, dated December 16, 2009, (iii) 410,695 Shares held by the QSST Subtrust of the Marvilyn E. Applegate Irrevocable Trust, dated December 16, 2009, and (iv) 410,695 Shares held by the QSST Subtrust of the Judy Oates-Holt Irrevocable Trust, dated December 16, 2009.
(2)	Consists of: (i) 474,861 Shares held by the Larry and Laura Allbaugh Living Trust dated November 5, 1997, of which the Reporting Person is one of two trustees, as well as beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and (ii) 885,835 shares held by the Oates Administrative Trust, of which the Reporting Person is one of three trustees, but not the beneficiary, and has shared power to vote, or direct the disposition of, the Shares held by this trust, and of which the Reporting Person disclaims beneficial ownership of the Shares held by this trust disclosed under this Schedule 13D, and as described under Item 5.
(3)	Percent owned is based upon 17,061,753 shares of common stock, no par value per share (the “Shares”), of Five Star Bancorp (the “Issuer”) issued and outstanding upon the closing of the Issuer’s initial public offering (including the underwriters’ full exercise of their option to purchase additional Shares), as reported in the Issuer’s prospectus dated May 4, 2021, filed with the Securities and Exchange Commission on May 6, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 33830T 103	Page 3 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value per share (the “Shares”), of Five Star Bancorp, (the “Issuer”), a California corporation whose principal executive office is located at 3100 Zinfandel Drive, Suite 100, Rancho Cordova, California 95670.

Item 2.	Identity and Background

(a)       The Schedule 13D is being filed by Larry Eugene Allbaugh (the “Reporting Person”).

(b)       The business address of the Reporting Person is 555 Capitol Mall, Suite 900, Sacramento, California 95814.

(c)       The Reporting Person serves as Chief Executive Officer of Buzz Oates, which is a privately held commercial real estate investment management company, located at 555 Capitol Mall, Suite 900, Sacramento, California 95814.

(d) – (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased from the Issuer 22,181 Shares in a directed share program (“DSP Shares”) in connection with the Issuer’s initial public offering (the “Initial Public Offering”) at the Initial Public Offering price of $20.00 per share. The DSP Shares were confirmed on May 4, 2021, and the Initial Public Offering closed on May 7, 2021. The total consideration paid by the Reporting Person for these Shares was $443,620.

The Reporting Person participated in a private placement of the Issuer on September 17, 2020. The purchase of an aggregate of 349,670 Shares consisted of (i) 62,333 Shares by the Larry and Laura Allbaugh Living Trust dated November 5, 1997, for which the Reporting Person paid $623,330 in total consideration; (ii) 100,661 Shares purchased by the Oates Administrative Trust; (iii) 46,669 Shares purchased by the QSST Subtrust of the Kathryn Oates-Fairrington Irrevocable Trust, dated December 16, 2009; (iv) 46,669 Shares purchased by the QSST Subtrust of the Philip D. Oates Irrevocable Trust, dated December 16, 2009; (v) 46,669 Shares purchased by the QSST Subtrust of the Marvilyn E. Applegate Irrevocable Trust, dated December 16, 2009; and (vi) 46,669 Shares purchased by the QSST Subtrust of the Judy Oates-Holt Irrevocable Trust, dated December 16, 2009. The five latter aforementioned trusts are collectively referred to as the “Oates Trusts.” The Oates Trusts paid an aggregate of $2,873,370 in total consideration. The Reporting Person expressly disclaims beneficial ownership of the Shares held by the Oates Trusts, and neither filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Shares held by the Oates Trusts.

CUSIP No. 33830T 103	Page 4 of 7 Pages

The Reporting Person participated in a private placement of the Issuer on September 27, 2019. The purchase of an aggregate of 282,676 Shares consisted of (i) 51,016 Shares by the Larry and Laura Allbaugh Living Trust dated November 5, 1997, for which the Reporting Person paid $510,160 in total consideration; (ii) 81,156 Shares purchased by the Oates Administrative Trust; (iii) 37,626 Shares purchased by the QSST Subtrust of the Kathryn Oates-Fairrington Irrevocable Trust, dated December 16, 2009; (iv) 37,626 Shares purchased by the QSST Subtrust of the Philip D. Oates Irrevocable Trust, dated December 16, 2009; (v) 37,626 Shares purchased by the QSST Subtrust of the Marvilyn E. Applegate Irrevocable Trust, dated December 16, 2009; and (vi) 37,626 Shares purchased by the QSST Subtrust of the Judy Oates-Holt Irrevocable Trust, dated December 16, 2009. The Oates Trusts paid an aggregate of $2,316,600 in total consideration. The Reporting Person expressly disclaims beneficial ownership of the Shares held by the Oates Trusts, and neither filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Shares held by the Oates Trusts.

The Reporting Person participated in a private placement of the Issuer on March 29, 2019. The purchase of an aggregate of 345,744 Shares consisted of (i) 55,053 shares by the Larry and Laura Allbaugh Living Trust dated November 5, 1997, for which the Reporting Person paid $550,530 in total consideration; (ii) 101,835 Shares purchased by the Oates Administrative Trust; (iii) 47,214 Shares purchased by the QSST Subtrust of the Kathryn Oates-Fairrington Irrevocable Trust, dated December 16, 2009; (iv) 47,214 Shares purchased by the QSST Subtrust of the Philip D. Oates Irrevocable Trust, dated December 16, 2009; (v) 47,214 Shares purchased by the QSST Subtrust of the Marvilyn E. Applegate Irrevocable Trust, dated December 16, 2009; and (vi) 47,214 Shares purchased by the QSST Subtrust of the Judy Oates-Holt Irrevocable Trust, dated December 16, 2009. The Oates Trusts paid an aggregate of $2,906,910 in total consideration. The Reporting Person expressly disclaims beneficial ownership of the Shares held by the Oates Trusts, and neither filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Shares held by the Oates Trusts.

The source of consideration paid by the Reporting Person in connection with each of the foregoing transactions was the Reporting Person’s personal funds.

In addition, the Reporting Person serves as a director of the Company and receives equity compensation from the Company in connection with such service. In connection with such service, the Reporting Person received a grant of 2,000 Shares on July 7, 2020. The Reporting Person expects to continue receiving equity compensation in connection with his service on the Issuer’s board of directors.

Other than the DSP Shares, the Reporting Person held Shares in the trusts described and disclosed herein prior to the Initial Public Offering, and previously acquired such Shares from time to time through purchases in various private placements of the Issuer, as well as award grants of Shares for his service as a director of the Issuer, including as described herein.

Item 4.	Purpose of Transaction

The Reporting Person acquired, and presently holds, the Shares for investment purposes, as well as by virtue of his role as trustee of the several Oates Trusts, and may, from time to time, depending upon the market conditions and other factors deemed relevant by the Reporting Person, acquire additional Shares or other capital stock of the Issuer and/or dispose of its Shares in the open market or in private transactions which may include sales for the purpose of diversification of his investment, or family or charitable gifts, or as he sees prudent to carry out his fiduciary duty as trustee of the various Oates Trusts.

As a director of the Issuer, the Reporting Person expects to continue receiving equity compensation in connection with his service on the Issuer’s board of directors.

CUSIP No. 33830T 103	Page 5 of 7 Pages

Except as otherwise described herein, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right, at any time and from time to time, to review or reconsider such position and/or change such purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person intends to review from time to time his investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investments considerations. The Reporting Person may from time to time engage in discussions with the Issuer, other directors and officers of the Issuer, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospectus and the Reporting Person’s liquidity requirements and investment considerations, the Reporting Person may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

The following disclosure assumes that there are 17,061,753 Shares of the Issuer issued and outstanding upon the closing of the Issuer’s Initial Public Offering (including the underwriters’ full exercise of their option to purchase additional Shares), as reported in the Issuer’s prospectus dated May 4, 2021, filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

The Reporting Person indirectly holds 3,003,476 Shares of the Issuer, which represents approximately 17.6% of the outstanding Shares of the Issuer, which includes holdings in the following six trusts: (i) 474,861 Shares held by the Larry and Laura Allbaugh Living Trust dated November 5, 1997, which represents approximately 2.8% of the outstanding Shares of the Issuer, (ii) 885,835 Shares held by the Oates Administrative Trust, which represents approximately 5.2% of the outstanding Shares of the Issuer, (iii) 410,695 Shares held by the QSST Subtrust of the Kathryn Oates-Fairrington Irrevocable Trust, dated December 16, 2009, which represents approximately 2.4% of the outstanding Shares of the Issuer, (iv) 410,695 Shares held by the QSST Subtrust of the Philip D. Oates Irrevocable Trust, dated December 16, 2009, which represents approximately 2.4% of the outstanding Shares of the Issuer, (v) 410,695 Shares held by the QSST Subtrust of the Marvilyn E. Applegate Irrevocable Trust, dated December 16, 2009, which represents approximately 2.4% of the outstanding Shares of the Issuer, and (vi) 410,695 Shares held by the QSST Subtrust of the Judy Oates-Holt Irrevocable Trust, dated December 16, 2009, which represents approximately 2.4% of the outstanding Shares of the Issuer. Each of the aforementioned six trusts has the right to receive the dividends from, or the proceeds of, any sale of the Shares held in such respective trust for the benefit of such trust’s beneficiaries.

The Reporting Person is one of two trustees, as well as beneficiary, of the Larry and Laura Allbaugh Living Trust dated November 5, 1997, and has shared power to vote, or direct the disposition of, the Shares held by this trust.

CUSIP No. 33830T 103	Page 6 of 7 Pages

The Reporting Person is the sole trustee, but not the beneficiary, of the following trusts: (i) the QSST Subtrust of the Kathryn Oates-Fairrington Irrevocable Trust, dated December 16, 2009, (ii) the QSST Subtrust of the Philip D. Oates Irrevocable Trust, dated December 16, 2009, (iii) the QSST Subtrust of the Marvilyn E. Applegate Irrevocable Trust, dated December 16, 2009, and (iv) the QSST Subtrust of the Judy Oates-Holt Irrevocable Trust, dated December 16, 2009. The Reporting Person has sole power to vote or direct the vote, as well as sole power to dispose or to direct the disposition of, the Shares held by these trusts. The Reporting Person is one of three trustees, but not the beneficiary, of the Oates Administrative Trust, and has shared power to vote, or direct the disposition of, the Shares held by this trust. The Reporting Person expressly disclaims beneficial ownership of the Shares held by the Oates Trusts, and neither filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Shares held by the Oates Trusts.

(c)       Except as otherwise reported herein, the Reporting Person has not effected any transactions in the Shares of the Issuer during the past sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The Reporting Person serves as co-trustee of the Larry and Laura Allbaugh Living Trust dated November 5, 1997, along with his wife, Laura Allbaugh, and the trustees have shared power to vote, or direct the disposition of, the Shares held by this trust. Pursuant to the Fifth Amended and Restated Marvin L. Oates Declaration of Trust (the “Oates Administrative Trust Agreement”), the Reporting Person was appointed co-trustee of the Oates Administrative Trust, along with Philip D. Oates and Kathryn R. Oates-Fairrington. Pursuant to the Oates Administrative Trust Agreement, the trustees are vested with several enumerated powers, including control over the trust, and the power of the trust to act is by majority vote of the three trustees. Accordingly, the Reporting Person shares voting and dispositive power of the Shares held by the Oates Administrative Trust, as detailed in Item 5.

The Reporting Person serves as trustee of the various trusts described and disclosed herein.

In connection with the Issuer’s Initial Public Offering, the Reporting Person, as well as the Oates Administrative Trust, entered into lock-up agreements with Keefe, Bruyette & Woods, Inc., acting as representative of the several underwriters (the “Representative”) of the Initial Public Offering (collectively, the “Lock-up Agreements”). The Lock-up Agreements generally prohibit the Reporting Person from selling or otherwise transferring Shares for a period of 180 days after the date of the underwriting agreement relating to the Initial Public Offering among the Representative, the Issuer and Five Star Bank, dated May 4, 2021, without the prior written approval of the Representative. The Lock-up Agreements are subject to certain customary exceptions. The description of the Lock-up Agreements contained herein is a summary of, and is subject to and qualified by reference to the provisions of the Form of Lock-up Agreement filed as Exhibit 99.1 hereto.

Except as reported in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) to which the Reporting Person is a party with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits
Exhibit No.	Description
99.1	Form of Lock-up Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2021

		By:	/s/ Larry Eugene Allbaugh
		Name:	Larry Eugene Allbaugh